GOLDEN ELEPHANT GLASS TECHNOLOGY
123 CHUANGYE ROAD
HAIZHOU DISTRICT, FUXIN CITY,
LIAONING, PRC, 123000

August 30, 2010

VIA EDGAR

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4631
Attn: Jeffrey Gordon, Staff Accountant

Re:	Golden Elephant Glass Technology, Inc.
Form 8-K Item 4.01 filed April 28, 2010
Form 8-K/A Item 4.01 filed May 7, 2010
File #0-21071

Dear Mr. Gordon:

     On behalf of the Company, we are responding to comments contained in the Staff letter, dated May 12, 2010, addressed to Ms. Hong Tan, the Company’s Chief Financial Officer, with respect to the Company’s Current Report on Form 8-K dated April 28, 2010 and the Current Report on Form 8-K/A dated May 7, 2010.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

1.

We note your disclosure that there was a disagreement with the former accountant regarding an audit scope limitation related to the completion of the 2009 audit. Please enhance your disclosure to clarify the nature of the disagreement, including the company’s position and the former accountant’s position at the time of the disagreement. In addition, please disclose whether any audit or similar committee of the board of directors, or the board of directors, discussed the subject matter of the disagreement with the former accountant and also disclose whether the registrant has authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the subject matter of the disagreement. Refer to Item 304(a)(l)(iv) of Regulation S-K.

Response: We propose to amend Item 4.01 disclosure as follows:

     “On the date of resignation, the Former Accountant notified us that there existed an audit scope limitation related to the completion of the 2009 audit because there were 64 adjustments in the audited financial statements for the fiscal year ended December 30, 2008, and they did not receive satisfactory explanation from our management of certain material adjusting journal entries, which may have material impact on the financial statements as of and for the year ended December 31, 2009.

     The following sets forth a few major examples of the Former Accountant’s claims, to illustrate these adjustments and related scope limitation:

(i)

The Former Accountant claimed that three were six prior year adjustments to accounts receivable and allowance for doubtful accounts of Fuxin Hengrui Technology Co., Ltd (“Hengrui”), one of our wholly-owned subsidiaries. Three of these adjustments impact accounts receivable, which were reclassification from customer deposit and other receivable accounts with total amount over $1.3 million. The Former Accountant alleged that there were no supports showing which specific customer accounts were impacted and the Company could not provide reason for these adjustments. The other three adjustments were to the bad debt allowance account with total amount of approximately $0.5 million. The Former Accountant alleged that the Company did not provide them with explanation as to which customer accounts were reserved for and how the conclusion was reached. The Former Accountant claimed that they were unable to conclude if and how these prior year adjustments should be rolled forward to fiscal year 2009 and they were unable to analyze AR aging and bad debt allowance at December 31, 2009.

(ii)

The Former Accountant also claimed that there were several prior year adjustments to accounts payable of Hengrui, as to which the Company did not provide them with explanation. For example, there were two adjustments totalling approximately $2.6 million (debit balance) which were reclassification from other liability and asset accounts. There were no details to support which vendor accounts these adjustments were related to. Another example was an adjustment of $5.1 million (credit balance) which was reclassification from prepaid account to accounts payable. The Company was allegedly unable to provide details to support which vendor accounts this adjustment was related to. Therefore, the Former Accountant claimed that they were unable to determine the impact to accounts payable as of December 31, 2009.

(iii)

There was a prior year adjustment of approximately RMB 0.3 million for inventory allowance (Lower of cost or market adjustment) to Hengrui, one of the Company’s subsidiaries, that the Company allegedly could not provide explanation or calculation as to how the amount was determined.

     The Former Accountant did not issue any audit report on our financial statements from the appointment date of October 25, 2009 to the resignation date of April 26, 2010. We were informed of the above issues which resulted in their conclusion of auditing scope limitation on the date of resignation and therefore no audit or similar committee of the board of directors, or the board of directors, discussed the subject matter of the disagreement with the Former Accountant. The management of the Company believed that they could provide sufficient explanation for all of the prior year adjustments and were unable to resolve the dispute with the Former Accountant on the date of resignation.”

2.

To the extent that you make changes to the Form 8-K/A to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K/A.

Response: The Company will obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K/A.

On behalf of the Company, we acknowledge that:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,

/s/ Hong Tan
Hong Tan
Chief Financial Officer